ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 19, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
19 April 2006 (ASX Announcement & Media Release – Global Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

19 April 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

GLOBAL DRILLING UPDATE

CANADA

Kakwa Project (FAR 15 percent)
Intermediate logging confirms gas shows

An open hole logging run has been conducted on the Kakwa 6-18-63-4 well prior to running intermediate casing to a depth of 3,096 metres.

Good gas shows have been recorded while drilling secondary targets in the Cretaceous section of the well. Preliminary evaluation of logs suggests that 5 zones within this section are likely to be productive consistent with pre-drill prognosis.

The forward program is to drill ahead from present depth of 3,096 metres to planned total depth of 3,950 metres. The well is being drilled using Precision Rig 645 on Suncor acreage located in the Kakwa area on the flank of the Peace River Arch of Alberta, Canada.

The well is a test of the deep pressured Wabamun fractured carbonate reservoir which is estimated by Suncor to have potential recoverable reserves of 17 BCF. The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest.


Provincial Capital
Populated Area
Trans-Canada Highway
Major Roads
Lakes
Rivers
0
200Kms
Northwest Territories
British Columbia
ALBERTA
Saskatchewan
Clear Hills Area
Kakwa Area
Edmonton
Calgary
Alberta
USA
LOCATION MAP

The initial test well will be drilled to a planned total depth of 13,000 feet (3,950 metres) and is expected to take approximately 70 days. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

Whilst technical analysis suggests an excellent chance of encountering the seismically defined Wabamun reservoir, the play is supported by additional secondary targets in the Cretaceous (estimated 2.5BCF potential) at shallower depths. Analogue fields for the Wabamun play are Berland River (57BCF) and Musreau (16-20BCF). Initial production rates of 15 million cubic feet per day are considered likely for the Wabamun reservoir. Gas prices are similar to those achieved in the broader North American market.


Peace River Arch
Deformation Belt
1000
1500
2000
2500
3000
3500
Gold Creek
Kakwa
Musreau
Berland River West
Pine Creek
Pinto
Marsh
Wabamun Structure and Stratigraphy
Dolomitized Wabamun
Thickened Whitelaw Member
Leduc Barrier (Peace River Arch)
Wabamun Structure (metres Subsea)
Musreau Play Type Fields

Larger Secondary Prospect

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

Participants

Working interests in the Kakwa project are held as follows:

Choice Resources Corp (Operator)	40%
First Australian Resources Limited	**15%**
Reeder Energy, Dallas, Texas	15%
MBOE Inc, Dallas Texas	10%
Running Fox Resources Corp, Richmond, British Columbia	10%
Bolthouse Capital Corp, Vancouver, British Columbia	10%

The leases are subject to Overriding Royalties retained by Suncor.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

UNITED STATES OF AMERICA

SL 328 #8 well, Lake Long, Lafourche Parish, South Louisiana (FAR 1.375%)
Completion operations set to commence.

Construction of flow lines and facilities around the well has commenced and a completion rig will be moved in shortly to complete in the H Sand. Initial rates in excess of 1 million cubic feet per day with associated condensate are anticipated.

As reported earlier oil and gas pay zones have been confirmed in the D, E, F-1, F-2, G and H sand zones between 9,900 and 10,900 feet. Logs confirm 27.4 feet of net pay in 3 zones with further possible pay of up to 17.3 feet in other zones within the wellbore.

On other developments the partners in a planned deep Hollywood test well have now agreed on pricing for a turnkey contract that clears the path for drilling later in 2006. FAR (4.09%) hopes to duplicate the success achieved in the initial Hollywood test drilled in 2004.

All working interests at Lake Long are subject to State and other minor royalties. The only other participant in the well is the operator, Kriti Exploration Inc, of Houston Texas.

Eagle Project, Kings County, California (FAR 15%)
Oil Shows reported/ 4.5 inch liner run.

The following progress report has been released by the operator, Victoria Petroleum NL:

"Victoria Petroleum NL as operator for the Eagle North-1 horizontal well in the Eagle Oil Pool Development Project in the San Joaquin Basin advises that at 1800 hours Central Pacific Time 17 April 2006, the current operation at Eagle North-1 horizontal well was preparing to drill ahead after setting 4½ inch casing at 4,281metres (14,045 feet) measured depth following the encountering of good oil shows for the drilling conditions from the interval 4,255 metres (13,960 feet) measured depth (4,152 metres TVD KB) to 4,285 metres (14,058 feet). The well bore is currently at an angle of 87 degrees from the vertical.

With the Kreyengagen Shale behind the 4½ inch liner, the Gatchell target oil sands will now continue to be drilled over a distance of approximately 320 metres to within 30 metres of the Mary Bellocchi-1 oil well. This will result in a planned measured depth of 4,600 metres (15,090 feet).

The 3 ¾ inch horizontal well bore will be drilled with a normal pressured water based KCL-Clarizan mud minimising formation invasion and maximing the evaluation of the oil bearing potential of the oil sand.

This horizontal well bore is then planned to be completed for production testing with a 2 7/8 inch slotted production liner.

The lower Gatchell oil sands have produced at rates of up to 223 barrels of oil per day and 0.7 million cubic feet per day in the Mary Bellocchi-1 well and are the target for the horizontal.

A succesful Eagle North-1 horizontal well and its subsequent production performance in the longer term will provide an indication of the potential size of the Eagle Oil Pool.

In the event of a successful horizontal well completion, flow rates of up to 1000 barrels of oil per day are anticipated.

The forward program of drilling the 320 metre horizontal well bore and setting the 2 7/8 inch slotted production liner is planned to take 7 days."

CHINA

BEIBU GULF BLOCK 22/12 – (FAR 5%)
Jack-up rig preparing to mobilise.

Subject to finalisation of support services with COSL, the HY 931 jack-up rig is scheduled to exit the shipyard on route to Block 22/12 during the next 48 hours. On this basis FAR anticipates the spud date for the 6-12 South exploration well will be around 23 April 2006.

The proposed well will test the 6-12 South Prospect (21 million barrels mean recoverable reserve potential) which is part of a cluster of prospects illustrated on the attached map currently estimated by the Operator to have an aggregate unrisked mean recoverable reserve potential in the order of 60 to 70 million barrels. The prospect is supported by 3D seismic and amplitude and AVO anomalies.


Wei 6-12 West
Mean Res = 14 mmstb
Wei 6-12 South
Mean Res = 21 mmstb
Wei 12-1 Oil Field
Wei 6-12 SE
Mean Res = 11 mmstb
Wushi 1-5
Wei 6-12 SW
Mean Res = 21 mmstb
Wei 12-8 Development Area
Structural Prospect
Stratigraphic Prospect
Lead

The Wei 6-12 South Prospect is located approximately 3 km Southwest of the Wei 6-12-1 discovery and approximately 10 km East of Wei 12-1A platform. The well is expected to take approximately 21 days. Planned target depth is 2154 metres.

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au



6-12- South HW Prospect
6-12- South FW Prospect
South
North
SS Depth
-1400
-1600
T27.6 Top Seal
-1800
T30A
-2000
T31
T32
-2400
T50
-2200
Xiayang Fm Interbedded Sands & Shales
Mapped Limit of trap closure
Weizhou Fm Porous Sands & Shales
Liushagang Fm Massive Shales
Liushagang Unit 3 Tight Sands & Shales

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km (less relinquished area). Water depths are shallow ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations. The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au